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                                                                  Exhibit 99.51



                            FIRST DYNASTY MINES LTD.
                              No. 1 Temasek Avenue
                           37th Floor, Millenia Tower
                                Singapore 039192


                                                                July 24, 1998


Global Gold Corporation                            Robert A. Garrison
438 West 37th Street                               44 Lords Highway East
Suite 5G                                           Weston, Connecticut  06883
New York, New York  10018

Attention:  Robert A. Garrison,
          President

Dear Sirs:

Re:      Definitive Agreement dated May 13, 1997 (the "Definitive
         Agreement") among First Dynasty Mines ltd. ("FDM"), Global Gold Corporation ("Global") and First Dynasty Mines Armenia Limited (formerly Global Gold Armenia Limited) ("FD Armenia")

This letter is intended to confirm our recent discussions respecting certain proposed amendments to the Definitive Agreement and to reflect a binding agreement among, FDM, Global, Robert Garrison ("Garrison") and FD Armenia with respect to the subject matter hereof.

Terms denoted with initial capital letters and not otherwise defined herein have the meanings assigned to them in the Definitive Agreement.

We confirm our agreement as follows:

1.  CASH PAYMENTS TO GLOBAL

FDM will fulfil its obligations to Global under Section 3.2(b) of the Definitive Agreement by paying to Global:

    (a) the sum of U.S.$50,000 upon execution of this letter agreement by all parties hereto; and

    (b) the sum of U.S.$150,000 upon that date (the "Closing Date") which is the earlier of,



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         (i) three business days after FDM receives the cash proceeds from the sale of its Indonesian oil properties, or

         (ii) August 31, 1998.

2.  ACQUISITION OF FOURTH INSTALMENT SHARES

Subject to the prior approval of the Toronto Stock Exchange (which approval FDM agrees to apply for promptly), FDM will acquire from Global all of the Fourth Installment Shares (whereupon FDM will own 100% of the issued and outstanding shares of FD Armenia) in consideration for the issuance to Global of 4,000,000 FDM Special Warrants.

On the Closing Date, FDM will deliver to Global a certificate representing 4,000,000 FDM Special Warrants, whereupon

    (a) FDM will be deemed to have acquired all right, title and interest in and to the Fourth Instalment Shares and will be entitled to the absolute benefit and use of all of the security documents in its possession as security for the Debenture in order to effectuate the transfer from Global to FDM of the Fourth Instalment Shares; and

    (b) Global's guarantee of the obligations of FD Armenia under the Debenture will be deemed to have been released in full.

Global will, at FDM's reasonable request, execute, acknowledge and deliver any all additional documents and instruments as may be necessary in order to effectuate the transfer from Global to FDM of the Fourth Instalment Shares.

Delivery by FDM to Global of a certificate representing 4,000,000 FDM Special Warrants will be in full and final satisfaction of FDM's obligations under
Section 4.5 of the Definitive Agreement but will not affect FDM's obligations under Sections 4.6 and 4.7 of the Definitive Agreement which will remain in effect until the first anniversary of the Closing Date or the date upon which Global exercises its FDM Special Warrants, whichever is earlier.

3.   GARRISON CONSULTING AGREEMENT

FDM will, or will cause FD Armenia to, compensate Garrison under the Garrison Consulting Agreement by:

    (a)  paying to Garrison the sum of U.S.$62,500 on the Closing Date; and

    (b) subject to the prior approval of the Toronto Stock Exchange (which approval FDM agrees to apply for promptly), delivering to Garrison on the Closing Date 500,000 FDM Special Warrants (which will also be subject to Section 4.6 of the Definitive Agreement in all respects until the first anniversary of the Closing Date or the date upon which Garrison


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         exercises his FDM Special Warrants, whichever is earlier).

In consideration for, and subject to Garrison's receipt of, the compensation described in (a) and (b) above, Garrison agrees that the Garrison Consulting Agreement will be deemed terminated as of the date of Garrison's receipt of the compensation described in (a) and (b) above. Garrison acknowledges that such compensation will fulfil all of FD Armenia's obligations under the Garrison Consulting Agreement and all of FDM's obligations under Section 3.3 of the Definitive Agreement.

4.  SHAREHOLDERS AGREEMENT

Provided that the parties perform their respective obligations hereunder, the Shareholders' Agreement will be deemed terminated as of the Closing Date.

5.  EXPLORATION RIGHTS

As of the Closing Date, Section 4.8 of the Definitive Agreement will be deemed to be deleted and replaced by the following:

         "Until December 31, 2009, Global Gold will be entitled to elect to participate with FDM or any of its affiliates (including FD Armenia) in any exploration projects undertaken in Armenia, directly or indirectly, by FDM or any of its affiliates (including FD Armenia) and, prior to the commencement of any such exploration project, FDM will provide Global Gold with all information in the possession of FDM or the relevant affiliate respecting such proposed exploration project whereupon Global Gold will have the right upon notice, exercisable for a period of 60 days from the date of such notice is received, to elect to participate in the rights and obligations of FDM or the relevant affiliate in respect of such exploration project to a level of up to twenty percent (20%) of such rights and obligations. FDM or the relevant affiliate and Global Gold will enter into a mutually acceptable participation agreement in respect of any exploration project in which Global Gold elects to participate, which will provide for, among other things, mutual rights of first refusal and a dilution formula."

6.  SURVIVAL OF DEFINITIVE AGREEMENT

Provided that the parties perform their respective obligations hereunder, the following provisions of the Definitive Agreement will be deemed to have lapsed as of the Closing Date:

    (a)  Part 2 other than Section 2.7;


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    (b)  Part 3;

    (c)  Part 4 other than Sections 4.6, 4.7 and 4.8 (as hereby amended); and

    (d)  Part 5

All provisions of the Definitive Agreement which will not be deemed to have lapsed as of the Closing Date will survive and will remain in full force and effect in accordance with their terms.

If the foregoing accurately reflects our agreement respecting amendments to the Definitive Agreement, please so indicate by signing and returning a copy of this letter to the undersigned.

Yours truly,

FIRST DYNASTY MINES LTD.


Per: /s/ MP Randolph
    ---------------------------
    Marcus Randolph, President



Acknowledged and agreed

GLOBAL GOLD CORPORATION


By:/s/ Robert Garrison                 /s/ Robert Garrison
   -----------------------------       -------------------
   Robert A. Garrison, President       ROBERT A. GARRISON